JNL SERIES TRUST
JNL INVESTORS SERIES TRUST
JNL VARIABLE FUND LLC
JNL STRATEGIC INCOME FUND LLC

1 Corporate Way
Lansing, Michigan 48951
(517) 381-5500

October 9, 2012

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, NW
Judiciary Plaza
Washington, DC  20549

Re:	JNL Series Trust; File Nos. 33-87244 and 811-8894
JNL Investors Series Trust; File Nos. 333-43300 and 811-10041
JNL Variable Fund LLC; File Nos. 333-68105 and 811-09121
JNL Strategic Income Fund LLC; File Nos. 333-183061 and 811-22730
(ALL OF THE ABOVE HEREINAFTER REFERRED TO AS THE “ASSUREDS”)

Dear Sir/Madam:

On behalf of the Assureds, enclosed herewith for electronic filing pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, please find Exhibits 99-1 through 99-4, which collectively meet the requirements of romanettes (a) - (e) of Rule 17g-1, as outlined herein below:

(a)
Copies of Endorsement No. 5 and Endorsement No. 6 attached under EXHIBIT 99-1, effective July 9, 2012, issued by Chubb Group of Insurance Companies, adding the new entity of JNL Strategic Income Fund LLC to the Declarations Financial Institution Investment Company Asset Protection Bond (“Fidelity Bond”), with no change in premium. The Fidelity Bond now insures all of the above referenced Assureds, in the amount of $7.5 million, through June 24, 2013.

(b)
A copy of the Secretary Certificate reflecting the approval of the resolutions of a majority of Trustees/Managers of the consolidated Board of the Assureds who are not “interested persons” of the Trusts/Funds, approving the amount, type, form and coverage of the Bond is attached under EXHIBIT 99-2.

(c)
A statement showing the amount of a single insured bond, which each Assured would have been required to provide and maintain had each Assured not been named as a joint insured under the Bond (attached as EXHIBIT 99-3).

(d)	Premiums for the Bond have been appropriately paid from June 24, 2012 through the period ending June 24, 2013.
(e)	A copy of the executed joint Fidelity Bond Agreement between the joint Assureds in accordance with Rule 17g-1 (f) is attached under EXHIBIT 99-4.

If there are any questions regarding this filing, please contact the undersigned, at (517) 367-4336.

Sincerely yours,

/s/ Susan S. Rhee

Susan S. Rhee
Enclosures